July 14, 2006

Mr. George F. Ohsiek, Jr.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., MS 3561
Washington, D.C. 20002

RE:         Target Corporation
                Form 10-K for Fiscal Year Ended January 28, 2006
                Form 10-Q for Fiscal Quarter Ended April 29, 2006
                Filed April 10, 2006 and June 2, 2006
                File No. 1-6049

Dear Mr. Ohsiek:

This letter is written in response to your letter of June 20, 2006. The format of our response parallels the format of that letter. As I discussed by phone with Mr. Watson on June 26, we genuinely appreciate your concurrence with our request to have a little extra time to respond to your letter. Also, I suggested to Mr. Watson that I would be happy to set up a convenient time for us to discuss our response in more detail by phone, should you find that useful.

SEC Staff Comment

1.                          We read your response to comment 3 in our letter dated May 18, 2006. In order to help us better understand how you concluded that you have only one operating segment, please provide us the following:

•                              A complete copy of the year end, as well as most recent, internal management report provided to your chief operating decision maker that includes your operating results;

•                              A copy of the package given to the Board of Directors for the same time periods; and

•                              An organizational chart detailing your management structure under the chief operating decision maker as it relates to managing the operational aspects of your business.

Additionally, please tell us the measure(s) that your CODM uses to evaluate and allocate resources to your business components.

Target Response

Our financial objective is to deliver superior value to our shareholders over time through our achievement of profitable growth in market share. All of the performance-based long-term incentive compensation available to our chief operating decision maker (“CODM”) and all other Executive Officers hinges on the degree to which we achieve superior growth in revenue and earnings per share, measured across multi-year periods at the consolidated Target Corporation level. Our CODM, Bob Ulrich, uses a variety of means to evaluate and allocate resources to our business components with this ultimate set of multi-year measures in mind. The principal sources of input he receives derive from his participation in four processes:

•                  periodic Business Reviews, which occur once or twice a year, in which the leaders of specific functional areas conduct in-depth reviews of their plans, challenges, and opportunities with the CODM and selected other executives,

•                  periodic “status” meetings with his direct reports (and on a less frequent basis with certain other Target team members as well),

•                  review of press releases and Form10-K and Form10-Q materials which detail our actual performance, and

•                  his observations gleaned from extensive travel throughout our business enterprise, including numerous unannounced visits to our retail stores and to those of our competitors.

Additionally, our CODM is one of a substantial number of Target team members who receives detailed information surrounding our results of operations via email. He does not use these materials to track our profitability, although he does use a subset of these materials to track sales and inventory results.

The flow of actual financial results to our Board of Directors consists solely of:

•                  drafts of quarterly press releases, and drafts of Form10-K and Form10-Q documents prior to their filing,

•                  reviews by the Compensation Committee of Target’s multi-year revenue/market share and earnings per share performance, and

•                  review by the Audit Committee of a memo I prepare annually which details key issues requiring judgment or estimates used in preparing our Form10-K.

In addition, the Board of Directors reviews and approves operating and capital budgets once a year and receives updated financial forecasts every month (in the form of a “Review of Operations”), regardless of whether a meeting of the Board of Directors is held that month.

Enclosed as Attachment A to this letter is a list of representative documents which I believe are relevant to your comment. We are sending these materials to you separately and as a supplemental submission under Rule 12b-4, which submission will also specifically request confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice.

On behalf of Target Corporation, I thank you for your consideration of our response. Please let me know if you are comfortable that we have appropriately addressed your request. Should the staff have further questions or comments or need any further information or clarification, please call me at (612) 761-6610 or write to me again. We welcome direct dialogue and collaboration to discuss suggestions for our future filings.

Sincerely,

/s/ Douglas A. Scovanner

Douglas A. Scovanner
Executive Vice President and Chief Financial Officer

DAS/nje

Attachment

Attachment A
Enclosures Provided Supplementally

I.                                        An organizational chart detailing the names and titles of each of the executives who report directly to the CODM.

II.                                   A representative sample of binders of information reviewed at five recent Business Reviews:

a.      Target.com

b.      Target Technology Services

c.      Property Development

d.      Fall 2006 (overall Corporation)

e.      Target Financial Services

III.                              Recent press releases regarding sales and financial results.

IV.                               Binder of samples of information emailed to the CODM.

V.                                    Memorandum to the Board of Directors Compensation Committee dated January 4, 2006.

VI.                               Memorandum to the Board of Directors Compensation Committee dated March 1, 2006.

VII.                          Memorandum to the Board of Directors Audit Committee dated March 1, 2006.

VIII.                     Review of Operations mailed to the Board of Directors in January, 2006 and expanded version presented to the Board of Directors at its January, 2006 meeting.

IX.                               Review of Operations emailed to the Board of Directors in July, 2006